FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




          For September 23, 1997
          September 25, 1997
          October 2, 1997
          October 2, 1997



          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong

NAM TAI ELECTRONICS, INC.
NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
                    RIGHTS OFFERING

VANCOUVER, CANADA September 23, 1997 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol:
NMT) today announced the filing of a Registration Statement with the United States Securities and Exchange Commission ("SEC") related to a Rights Offering. In the proposed Rights Offering, the Company plans to distribute Rights to purchase from the Company a total of 3,000,000 Units, each Unit consisting of one Common Share and one Common Share Purchase Warrant. Each Nam Tai shareholder will receive one Non-Transferrable Right for each three Common Shares of Nam Tai held on the record date. The record date for the Rights Offering has not yet been set. It is currently expected that the record date will coincide with the date the Registration Statement is declared effective by the SEC and that the Rights will expire approximately 20 days following their issuance. Any Units not purchased upon exercise of the Rights distributed in the Rights Offering will be purchased by a group of standby underwriters for whom Joseph Charles & Associates, Inc. is acting as the managing underwriter.

A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This announcement shall not constitute an offer to sell with the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

The name and address of the person or persons from whom a written Prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained is:

     Joseph Charles & Associates, Inc.,
     Syndicate Department
     9701 Wilshire Blvd.,     Suite 900
     Beverly Hills, CA 90212

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit
("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products.
In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-
NAM TAI ELECTRONICS, INC.
NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
                TSE VOLUNTARY DELISTING

VANCOUVER, CANADA September 25, 1997 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol:
NMT) today announced that its common shares will be voluntarily delisted from The Toronto Stock Exchange. The de-listing will be effective upon approval by the Toronto Stock Exchage in Canada.

The shares of Nam Tai continue to be listed on the NASDAQ National Market System, Nam Tai's primary trading market, and trade under the stock symbol "NTAIF".

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers
("OEMs") in Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery,
Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                         -end-
NAM TAI ELECTRONICS, INC.
NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com

         NAM TAI ELECTRONICS, INC.  ANNOUNCES:
            TSE APPROVES VOLUNTARY DELISTING
         AND RESIGNATION OF INDEPENDENT DIRECTOR

VANCOUVER, CANADA October 2, 1997 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol: NMT) today announced that its common shares were voluntarily delisted from The Toronto Stock Exchange in Canada effective the close of business September 30, 1997.

The shares of Nam Tai continue to be listed on the NASDAQ National Market System, Nam Tai's primary trading market, and trade under the stock symbol "NTAIF".

The company also announces Mr. Robert McNamara's resignation from the Board of Directors effective September 22, 1997 for personal reasons. Mr. McNamara joined the Board of Directors as an independent director on May 18, 1996.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers
("OEMs") in Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery,
Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                         -end-



NAM TAI ELECTRONICS, INC.
NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
            RECORD DATE FOR RIGHTS OFFERING

VANCOUVER, CANADA October 2, 1997 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced a record date of October 10, 1997 for its previously announced Rights Offering. On September 23, 1997, the Company announced that it had filed a Registration Statement with the United States Securities and Exchange Commission related to a proposed Rights Offering, pursuant to which the Company will distribute nontransferable Rights to purchase from the Company a total of 3,000,000 Units. Each Unit will consist of one Common Share and one Redeemable Common
Share Purchase Warrant and each Nam Tai shareholder will receive one Right for each three Common Shares held on the record date. It is anticipated that the Rights will be distributed in mid to late October 1997 upon the SEC declaring effective the Registration Statement relating to the Rights Offering. The Rights will expire approximately 20 to 30 days thereafter. Any units not purchased upon exercise of the Rights distributed in the Rights Offering will be purchased by a group of standby underwriters for whom Joseph Charles & Associates, Inc. is acting as the managing underwriter.

A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This announcement shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

The name and address of the person or persons from whom a written Prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained is:

          Joseph Charles & Associates, Inc.
          Syndicate Department
          9701 Wilshire Blvd., Suite 900
          Beverly Hills, CA 90212

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers
("OEMs") in Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components.
The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                         -end-

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33- 91553).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                       For and on behalf of
                                       Nam Tai Electronics, Inc.

                                       by
                                       (S.d.)  M.K. Koo

                                       M.K. Koo, Chairman

          Date: October 6, 1997